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04017179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signal Hill Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6225 Smith Avenue, Ste 202
(No. and Street)

Baltimore, (City) MD (State) 21209-3630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Andrews Chief Financial Officer 443-796-4003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weil, Akman, Baylin & Coleman P.A.
(Name – *if individual, state last, first, middle name*)

201 West Padonia Rd, Ste 600 (Address) Timonium, (City) MD (State) 21093 (Zip Code)

RECEIVED
MAR 22 2004
WASH. D.C.
181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 27 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory D. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signal Hill Capital Group LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Linda Grimwis

Notary Public

My Commission expires 08/12/06 State-MD City-Howard

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signal Hill Capital Group LLC

FINANCIAL STATEMENTS

December 31, 2003 and 2002

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS

Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Signal Hill Capital Group LLC, as of December 31, 2003, and the related statements of operation, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. And audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Hill Capital Group, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - Computation of Net Capital under rule 15C3-1 of the Security and Exchange Comission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The schedules of operating expenses on page 9 are also presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information in these named schedules has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

The 2002 financial statements were reviewed by us, and our report thereon, dated January 28, 2003, stated we were not aware of any material modifications that should be made to those statements for them to be in conformity with accounting principles generally accepted in the United States of America. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.

Weil, Akman, Baylin & Coleman, P. A.

Timonium, Maryland
January 15, 2004

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,	2003 (Audited)	2002 (Reviewed)
ASSETS		
Cash	$ 199,484	$ 228,628
Accounts receivable	153,745	58,221
Prepaid expenses	34,807	-
Property and equipment, net	75,824	70,450
Member receivables	103,732	-
Security deposits	6,670	10,345
TOTAL ASSETS	$ 574,262	$ 367,644
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$ 44,741	$ 51,694
Accrued expenses	23,289	22,593
Total liabilities	68,030	74,287
MEMBERS' EQUITY	506,232	293,357
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 574,262	$ 367,644

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2003 (Audited)	May 10, 2002 (date of inception) to December 31, 2002 (Reviewed)
REVENUES	$ 2,619,067	$ 308,501
OPERATING EXPENSES	3,062,674	1,020,426
(LOSS) FROM OPERATIONS	(443,607)	(711,925)
INTEREST INCOME	6,482	5,282
NET (LOSS)	$ (437,125)	$ (706,643)

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Year Ended December 31, 2003 (Audited)	May 10, 2002 (date of inception) to December 31, 2002 (Reviewed)
BEGINNING MEMBERS' EQUITY	$ 293,357	$ -
CAPITAL CONTRIBUTIONS	650,000	1,000,000
NET (LOSS)	(437,125)	(706,643)
ENDING MEMBERS' EQUITY	$ 506,232	$ 293,357

The accompanying notes are an integral part of these financial statements.

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003 (Audited)	May 10, 2002 (date of inception) to December 31, 2002 (Reviewed)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$ (437,125)	$ (706,643)
Adjustments to reconcile net (loss) to net cash used by operating activities:		
Depreciation	17,109	5,865
(Increase) decrease in assets:		
Accounts receivable	(95,524)	(58,221)
Other receivables	(3,732)	-
Prepaid assets	(34,807)	-
Deposits	3,675	(10,345)
Increase (decrease) in liabilities:		
Accounts payable	(6,953)	51,694
Accrued expenses	696	22,593
NET CASH (USED) BY OPERATING ACTIVITIES	(556,661)	(695,057)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(22,483)	(76,315)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed	550,000	1,000,000
NET CHANGE IN CASH	(29,144)	228,628
CASH - BEGINNING OF YEAR	228,628	-
CASH - END OF YEAR	$ 199,484	$ 228,628

Noncash financing activities:

Promissory notes received from members for capital contribution		$ 100,000

The accompanying notes are an integral part of these financial statements.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Signal Hill Capital Group LLC was organized on May 10, 2002 under the laws of the State of Delaware as a limited liability company. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) engaged in investment banking advisory and capital raising services.

Method of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with a maturity of ninety days or less to be cash equivalents. The Company maintains their cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company's management believes the Company is not exposed to any significant credit risk on their balances.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under agreed upon terms generally payable upon receipt of invoice. Invoices dated over 30 days old are considered past due. Management does not normally charge interest on delinquent accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts have been established.

Depreciation

Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line methods. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 5 years
Furniture and fixtures	7 years

Income Taxes

The Limited Liability Company acts as a partnership which is not a taxpaying entity for income tax purposes. The income from the Company will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

Reimbursed Expenses

The Company includes reimbursement of expenses in revenues and the related expenses in operating expenses.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Members' Equity

Membership interests in Signal Hill Capital Group LLC have liability limited to capital investment for all members. At December 31, 2003 and 2002, there are 10,000 units of membership in the company issued. Included in those units are 9,000 units which have voting rights and 1,000 units which are non-voting at December 31, 2003.

NOTE B. PROPERTY AND EQUIPMENT, net

At December 31, property and equipment consists of the following:

	2003	2002
Computer and office equipment	$ 65,728	$ 56,849
Furniture and fixtures	33,070	19,466
	98,798	76,315
Less: accumulated depreciation	22,974	5,865
Property and equipment, net	$ 75,824	$ 70,450

Depreciation expense was $17,109 and $5,865 for the year ended December 31, 2003 and for the period from inception (May 10, 2002) to December 31, 2002, respectively.

NOTE C. COMMITMENTS

Leases

The Company subleases its office facilities on a long-term lease. The lease term is from June 1, 2002 through March 31, 2005 and requires monthly payments ranging from $6,670 to $7,076. The company has an option to renew the lease for an additional five year period. Rent expense was $87,815 and $54,641 for the year ended December 31, 2003 and for the period from inception (May 10, 2002) to December 31, 2002, respectively.

NOTE D. COMMITMENTS (Continued)

Future minimum rental commitments are as follows:

December 31, 2004	$	84,294
2005		21,228
	$	105,522

Deferred Bonus Agreement
The company is liable for deferred bonus agreements plus accrued interest at 5%, of which one third vests and is payable annually on each of December 31, 2004, 2005 and 2006. The employee must be employed on the last day of the year to receive their vested portion.

NOTE E. SIGNIFICANT CUSTOMERS

During the years ended December 31, 2003 and for the period from inception to (May 10, 2002) to December 31, 2002, 69% and 100% of billings were to three and two clients respectively.

NOTE F. RELATED PARTY TRANSACTIONS

Member receivables
At December 31, 2003 and 2002, the company held notes receivable from two of its members aggregating $100,000 and $0, respectively. The notes were for capital contributions and are payable three years from the date of execution. The notes mature in May and September, 2006. Interest is accrued and paid annually on the anniversary date of the agreement. Interest income for the year ended December 31, 2003 and for the period from inception (May 10, 2002) to December 31, 2002 was $3,732 and $0, respectively. Management considers the notes to be fully collectible,

NOTE G. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003 the Company had net capital of $131,454 which was $122,950 in excess of its required net capital of $8,504. The Company's net capital ratio was 0.5 to 1.

NOTE H. SUBSEQUENT EVENTS

In January, 2004, the Company borrowed $200,000 from its majority member under a subordination loan agreement. The Company has submitted the subordination loan agreement to the NASD for approval seeking to exclude the borrowing from its Net Capital Requirements computation.

SUPPLEMENTARY INFORMATION

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (UNAUDITED)

DECEMBER 31, 2003

Net Capital

Total members' equity		$ 506,232
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 153,745	
Prepaid expenses	34,807	
Fixed assets, net	75,824	
Member receivables	103,732	
Security deposits	6,670	
		374,778
Net capital		$ 131,454
Aggregate indebtedness		
Items included in the balance sheet:		
Accounts payable		44,741
Accrued expenses		23,289
Total aggregate indebtedness		$ 68,030
Computation of basic net capital requirement		
Minimum net capital required		$ 8,504
Excess net capital		$ 122,950
Ratio: Aggregate indebtedness to net capital		0.52 to 1

There are no material differences between the net capital computation as set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17a-5 (Focus Report-Part IIA) as of December 31, 2003. Therefore, no reconciliation has been presented.

SIGNAL HILL CAPITAL GROUP LLC

SCHEDULES OF OPERATING EXPENSES (UNAUDITED)

	Year Ended December 31, 2003 (Audited)	May 10, 2002 (date of inception) to December 31, 2002 (Reviewed)
Payroll expenses	$ 2,423,970	$ 665,432
Reimbursed expenses	181,704	76,136
Rent	87,815	54,641
Travel and Entertainment	79,132	29,246
Data services	70,763	13,873
Consulting	65,236	35,348
Professional fees	60,172	88,648
Insurance	28,665	7,264
Telephone	21,558	13,298
Depreciation	17,109	5,865
Miscellaneous	9,240	4,904
Licenses, permits and exams	7,492	12,650
Office supplies	5,659	7,772
Printing and copying	2,275	4,424
Postage and delivery	1,884	925
Total operating expenses	$ 3,062,674	$ 1,020,426

See independent auditort's report.

WABC Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Members
Signal Hill Capital Group LLC
Baltimore, Maryland

In planning and performing our audit of the financial statements of Signal Hill Capital Group LLC for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Signal Hill Capital Group LLC,including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL (Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Weil, Akman, Baylin & Coleman, P. A.

Timonium, Maryland
January 15, 2003